                                                                  EXHIBIT (c)(2)


                                   MACKENZIE PARTNERS, INC.

                                   156 Fifth Avenue, New York, NY 10010
                                   Tel: 212-929-5500  Fax: 212-929-0308

                                   1888 Century Park East, Los Angeles, CA 90067
                                   Tel: 310-284-3110           Fax: 310-284-3140


June 26, 1998

The New South Africa Fund Inc.
c/o Custodial Trust Company
101 Carnegie Center
Princeton, NJ 08540

Dear Sirs:

This is to confirm our agreement that effective the date hereof MacKenzie Partners, Inc. ("MacKenzie Partners") has been engaged by The New South Africa Fund Inc. (the "Company") as Information Agent for its proposed tender offer to purchase 449,652 of its issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), for cash at a price equal to the Net Asset Value as of the close of the offer (the "Offer"). As Information Agent, MacKenzie Partners will perform customary services (the "Services") to the Company, including: i) distribution of the Offer materials to securityholders, brokers and nominees, ii) telephoning brokers, nominees and other institutional holders, iii) receiving telephone calls from securityholders, iv) providing information to securityholders from the materials, and v) providing such other advisory services as may be requested from time to time by the Company. We agree not to make any representation not contained in the offer to Purchase and related documents.

The Services shall continue until the expiration, termination or cancellation of the Offer. In consideration of the Services you agree to pay MacKenzie Partners the following:

1. The fee will be $4,500. In the event you request us to provide additional services not contemplated by this agreement, you agree to pay us an additional amount, if any, to be mutually agreed upon based on such additional services provided. All fees will be payable upon expiration, termination or cancellation of the Offer.

2. MacKenzie Partners' reasonable out-of-pocket expenses which shall include but not be limited to: telephone and telecopier charges; copying costs; messenger services; electronic news distribution; news wire service charges; transportation, meals and lodging; data processing, and mailing, postage and courier costs.

You agree that information and data which you furnish to us, whether written, oral or pictorial, will be true, accurate and complete to the best of the Company's knowledge and in all material respects and we are authorized to rely upon it, as well as any information or data received from third parties with your permission and on your behalf, as true, accurate and complete in all

New South Africa Fund Inc.
June 26, 1998
Page 2


material respects. You agree to review carefully any materials which we prepare for you pursuant to this Agreement and to promptly advise if in your reasonable opinion these materials are materially false, inaccurate or incomplete.

You agree to indemnify and hold us and our employees harmless against any losses, claims, damages, liabilities or expenses (including, without limitation, legal and other related fees and expenses) to which we may become subject arising from or in connection with the Services or matters which are the subject of this Agreement; provided, however, that you shall not be liable under this sentence in respect of any loss, claim, damage, liability or expense which was the result of our (or our employees or agents) willful misfeasance or bad faith. The Company will not be liable under this indemnity unless we give you prompt written notice of any related claim or action brought against us. At your election, you may assume the defense of any such claim or action. The provisions of this paragraph shall indefinitely survive the period of this Agreement.

This Agreement shall be interpreted according to and governed by the laws of the State of New York and each of us consents to the exclusive jurisdiction of the courts of such State.

If any provision of this Agreement shall be held illegal, invalid or unenforceable by any court, this Agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an Agreement among us to the full extent permitted by applicable law.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Sincerely yours,
                                   Agreed to as of the date first written above.



MacKenzie Partners, Inc.           The New South Africa Fund Inc.




By: /s/ Joseph P. Doherty          By: /s/ Arnold Witkin
    ---------------------             ---------------------------
    Joseph P. Doherty                 Arnold Witkin
    Vice President                    President and Chairman